Lomond Therapeutics Holdings, Inc.

8 The Green, Ste 8490

Dover, Delaware 19901

July 10, 2026

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lomond Therapeutics Holdings, Inc.
Request for Withdrawal of Registration Statement on Form S-1 filed on November 7, 2024, as amended
(Registration No. 333-283508)

Ladies and Gentlemen:

Lomond Therapeutics Holdings, Inc. (the "Company") hereby respectfully requests the withdrawal of the above-referenced Registration Statement, effective as of the date hereof or as soon as practicable hereafter. The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on November 7, 2024 and has not yet been declared effective by the Commission. The Company confirms that no securities were sold pursuant to the Registration Statement or prospectus contained therein.

We appreciate your assistance and if you have any questions regarding this request for withdrawal, please feel free to contact the Company’s U.S. legal counsel, Bardia Moayedi, by email at bmoayedi@swlaw.com or at (858) 434-5009.

Sincerely,

Lomond Therapeutics Holdings, Inc.

/s/ Iain Dukes
Iain Dukes
Chief Executive Officer

cc:	Bardia Moayedi, Snell & Wilmer L.L.P.